[COGENT LETTERHEAD]

October 29, 2008

Stephen Krikorian

Accounting Branch Chief

United States Securities and Exchange Commission

Division of Corporation Finance

Via fax: 202-772-9210

Re:	Cogent Communications Group, Inc. review letter
SEC file number 001-31227

Dear Mr. Krikorian:

We plan to respond by November 28, 2008.  Our internal accounting staff and senior management are preparing our September 30, 2008 Form 10-Q for filing by November 10.  In addition, our accounting staff and management are working with our auditors who are completing a review of our interim financial information and reviewing our Form 10-Q.  Responding to your letter prior to the filing would be difficult.  Nevertheless we will endeavor to take into account your comments while preparing the Form 10-Q.

Yours truly,

Robert N. Beury Jr.

Chief Legal Officer